Scheichet & Davis, P.C.
767 Third Avenue - 24th Floor
New York, NY 10017
212 688-3200
william@scheichetdavis.com

September 9, 2009

Lilyanna Peyser, Esq.
Ellie Bavaria, Esq.
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

Re:	Janel World Trade, Ltd.
Amendment No. 1
Registration Statement on Form S-1
Filed July 24, 2009 with
Mistaken File No. 333-60608

Dear Ms. Peyser and Bavaria,

We are the attorneys for Janel World Trade, Ltd. (the “Company”).  We are sending you this letter on behalf of the Company to request the withdraw the July 24, 2009 filing of Amendment No. 1 to the Company's Form S-1 Registration Statement, by reason of the use of the wrong file number.

This letter will be followed by the re-filing of the Company's Amendment No. 1 to the Company's Form S-1 Registration Statement with the correct file number of 333-158094.

We appreciate the attention and cooperation of the staff in these matters, and we look forward to hearing from you as soon as practicable.

Very truly yours,

SCHEICHET & DAVIS, P.C.

s/ William J. Davis
William J. Davis

cc. James N. Jannello, CEO